Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

July 25, 2013

Mr. Jeffrey P. Riedler

Asistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Selway Capital Acquisition Corporation

Form 8-K

Filed April 16, 2013, as amended

File No. 000-54527

Dear Mr. Riedler:

On behalf of our client, Selway Capital Acquisition Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated June 26, 2013 (the “Staff’s Letter”) regarding the Company’s Form 8-K as amended (File No. 000-54527) (the “Form 8-K”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 4 to the Form 8-K (the “Amended 8-K”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission July 25, 2013 Page 2

Existing Programs, page 9

1.	We have reviewed your response to prior comment 2 and 3. Since the revenues under your agreement with the regional health benefits provider for a privately labeled PBM product account for a material amount of your revenues in 2012, this third party appears to be material to your business and should be named in an amended Form 8-K. Please revise your disclosure to identify the regional health benefits provider and disclose that this product does not vary in terms from your other products.

COMPANY RESPONSE: Pursuant to Item 101(h) of Regulation S-K, as a smaller reporting company, the Company is required to briefly describe the nature of its distribution methods or any material dependence on certain major customers, but it is not required to identify the names of such partners or customers with which it does business as is required under Item 101(c)(vii) for companies that are not smaller reporting companies. Therefore, the Company has not disclosed the name of the regional health benefits provider in the Form 8-K. The Company has revised the disclosure on page 11 of the Form 8-K to indicate that the specified product does not vary in terms from the Company’s other products.

2.	We have reviewed your response to prior comment 3. Given, among other things, the significant percentage of revenues that are derived under this agreement and the fact that the termination of the agreement would severely limit your growth, it appears that you are substantially dependent on this agreement. If you believe that, based on first quarter revenues or other factors not previously provided, that you are no longer substantially dependent on this agreement, please supplementally provide us with your detailed analysis, including the amount of revenues that are derived under this agreement in your first quarter compared to your total revenues for your first quarter. Alternatively, please disclose the material terms of any agreement you have with this regional health benefits provider for your private label PBM product, including the parties’ rights and obligations, payment or profit sharing provisions, duration and termination provisions. In addition, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

COMPANY RESPONSE: In the first quarter of 2013, the regional health benefits provider previously referenced in this section of the Form 8-K ceased to sell the Company’s products, and as of the end of the first quarter of 2013 generated $1.7 million, or less than 15% of total revenue of $11.9 million for the quarter. The Company has revised its disclosure on page 11 of the Amended 8-K to update for changes to the expected contribution of this provider to the Company’s business in 2013.

Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission July 25, 2013 Page 3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

New Client Acquisition and Launch of Partnership with Healthcare Management Companies, page 32

3.	Please refer to your revised disclosure in response to comment 4. When you discuss revenue for new customers please highlight the fact that these amounts are estimated or approximate annual revenue.

COMPANY RESPONSE: Changes in response to Staff’s comment have been made on pages 32 and 33 of the Amended 8-K to clarify where the amounts disclosed for new customers represent estimated or approximate annual revenue.

Adjusted EBITDA, page 37

4.	You disclose that HCCA’s Adjusted EBITDA in 2011 is ($1,877,171) and for 2012 it is $1,808,345. Based on the reconciliation from net income to Adjusted EBITDA it appears that HCCA’ s Adjusted EBITDA should be ($1,808,345). Please revise.

COMPANY RESPONSE: Please see the response to comment 5 below. Changes in response have been made on page 37 of the Amended 8-K to delete the reference to $1,808,345.

5.	We acknowledge your response to comment 5. We believe that the DataRx litigation expenses do not meet the “one-time, non-recurring” criteria because the Company incurred these expenses for the past two years presented. Please revise the table for Adjusted EBITDA to remove “one-time charges” as it relates to the Data Rx charges.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 37 of the Amended 8-K to remove “one-time charges” from the table for Adjusted EBITDA and the corresponding definition and discussion of Adjusted EBITDA.

Exhibit 99.2

Unaudited Condensed Combined Pro Forma Financial Information

6.	We note you have filed Exhibit 99.3 to the Form 8-K to include HCCA’s financial statements for the three months ended March 31, 2013 and 2012 and also updated MD&A to discuss the interim results of operations. Please update the pro forma financial information to comply with Rule 8-05(b)(1) of Regulation S-X.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to update the pro forma financial information as of March 31, 2013, included as Exhibit 99.2 to the Amended 8-K, in compliance with Rule 8-05(b)(1) of Regulation S-X.

Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission July 25, 2013 Page 4

Notes to Unaudited Pro Forma Condensed Balance Sheet

7.	You revisions in response to comment 13 do not fully address our comment therefore we reissue it. Please revise your notes to the unaudited pro forma condensed financial statements such that the disclosures are sufficiently detailed to understand your basis for each adjustment and how each adjustment was computed. For example:

•	It is not clear in Note 1 how the amount of additional paid in capital is computed in the reverse recapitalization.

•	You disclose the discounted present value of non-interest bearing Management Sellers’ notes in Note 6 and non-interest bearing promissory seller notes in Note 1. Please disclose your basis for recording the amounts at discounted present value under ASC 805, disclose the methodology, and quantify all of the assumptions used in your calculation of fair value.

•	Where you disclose the value of an instrument, please describe how the value was determined, and show the methodology and assumptions used in determining the valuation. For example, disclosures state that HCCA valued the warrants held by bridge loan holders at Note 5 but there is no disclosure for the assumptions used or option pricing model used in the valuation. The same is true for the warrants referenced at Note 8.

We may have further comments after reviewing your revised disclosures in the pro forma financial statements and related notes.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to Note 1 to explain how additional paid-in capital is computed. Additionally, changes were made in response to the Staff’s comment to disclose all assumptions used in valuing instruments. In particular, changes have been made to Note 5 to disclose the assumptions used in valuing the bridge loan warrant, and to Notes 1 and 6 to disclose the Company’s basis for discounting the non-interest notes payable issued by SCAC to HCCA’s selling shareholders and M&A advisors. The interest rate reflects the Company’s approximate borrowing rate on its senior facilities line.

Pro Forma Condensed Combined Income Statement

8.	It appears that the condensed income statement for HCCA does not agree with the restated amounts included in Exhibit 99.1. Please revise the financial statements in the pro forma financial information to agree with the amounts reported in Exhibits 99.1 and 99.3 and label any applicable periods as restated.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to the pro forma financial statements to indicate the applicable periods that were restated.

Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission July 25, 2013 Page 5

9.	We acknowledge your response to comment 15. Please explain to us why the compensation expense of $11,025,000 related to the 1.5 million restricted shares will have a continuing impact. If the total amount is considered compensation expense at closing and it will be included in income within 12 months following the transaction it appears to be a non-recurring charge directly related to the transaction. The total amount should not be included in the pro forma income statement but disclosed in a note to the pro forma financial information and that the amount is not included. Also revise your disclosure to include your basis for determining that the earnout payment shares do not have value consistent with your response.

COMPANY RESPONSE:

Since the closing of the Merger, the Company has cancelled 750,000 of the 1.5 million restricted shares (the “Incentive Shares”) and agreements were entered into providing for vesting restrictions with respect to 350,000 of the Incentive Shares. Changes have been made to the Amended 8-K to update the disclosure for this development.

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Mr. Jeffrey P. Riedler U.S. Securities and Exchange Commission July 25, 2013 Page 6

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

Loeb & Loeb LLP